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Map data ©2020
Women-led
Fresh Start Market

Grocery Store

365 W. Central Street
Franklin, MA 02038
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THE PITCH
Fresh Start Market is seeking investment to secure operating capital to open New England's premier 100% locally sourced premium grocery store.
Renovating LocationLease SecuredFirst Location
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Early Investor Bonus: The investment multiple is increased to 1.6 for the next $25,000 invested.
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THE TEAM
Bonnie Corso
Founder/Owner

Bonnie has a vision. In her 35 years of working in and owning restaurants, supply chain management, warehousing and distribution, retail and marketing, and most recently operations, one finds that she is very versed and well-rounded key player in the food industry. As a highly motivated hands on entrepreneur, she has started and owned both her own restaurant and distribution company. She has spent the last 6 years building towards opening Fresh Start Market and bringing her dream to life. While working as a operations manager for a food distributor, she used her experience from owning her own distribution company, Corso Distributors, to provided her the skills and knowledge to succeed in her industry. As the founder of Corso Distributors, along with her husband, Mark, she met many food producers throughout New England and was able to get many of their products out from behind the farmer's market stall and into retail grocery stores. She has built personal relationships with the producers and is passionate about using their products for herself and her family. It has been her mission to bring all of these great New England products under one roof and opening a grocery store has been her target. As a former restaurant owner, she is able to create healthy nourishing foods from scratch and is able to cater to many food lifestyles such as vegetarian and keto to accommodate her customer's needs. Bonnie is a highly organized individual with a strong focus on the finance side of her business. She prides herself on her ability to make and maintain strong relationships.

Mark Corso
Managing Partner

Mark shares in the vision that is Fresh Start Market. Mark has over 35 years experience in food service distribution and retail sales. Mark spent over 30 years working in sales for a well-known provisions distributor often wearing many hats which allowed him to have hands on experience not only in sales, but warehousing and distribution. Mark, along with his wife Bonnie, owned and operated the restaurant in which they met, as well as being a partner in their distribution company Corso Distributors which allowed Mark to use his knowledge and skills to grow the company and acquire many grocery chain accounts. Mark is most recently a manager in a grocery store overseeing the

deli, meat, and seafood departments as well as managing employees and daily routine activities. Mark has a strong background in retail sales, cooking, customer service, product acquisition, managing, and business ownership. As a grocery store manager, Mark was able to increase company percentages in his departments over 85% in expected sales. Mark has a great rapport with customers and vendors and is a valuable asset to the Fresh Start Market team.

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ARCHITECTURAL RENDERING
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NOT YOUR TYPICAL HEALTH FOOD GROCERY STORE

Fresh Start Market is a unique niche concept to the local healthy food market. We specialize in products that are all 100% locally grown, raised, or produced throughout all of New England. Our market allows us to:

supply our community with healthy and fresh local meats and seafood, produce, dairy, baked goods, prepared foods, fresh and frozen foods, and value-added products
support local farms and artisan food producers who are unable to sell to Big Chain grocery stores
provide a storefront for farms and market vendors to sell year round
promote sustainable farming and agriculture
put more back into our local communities
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HOW WE ARE MAKING A DIFFERENCE

Fresh Start Market is an essential business impacting local economies, regional growers, and provides a year round sustainable market for New England producers. Our market fills a need in our community and offers:

year round access to Farmer's Market vendors, which are traditionally only available in the summer months throughout many New England towns, by allowing them to expand their seasonal selling opportunities
a retail outlet for health conscious artisan producers where they can send their customers to shop and expand their retail outreach
opportunity for our customers to get to know where their food comes from
a shopping experience that provides an impact on their local community
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Full service grocery + smaller footprint = much more personal

Fresh Start Market is a new concept to the local healthy food market. We specialize in food products that are all 100% locally grown, raised, or produced throughout all of New England and using all natural ingredients. We are proud to support local and we are dedicated to using all locally sourced foods working directly with over 3,000 farmers and artisan producers. When other stores claim to source from a few local farms, we can proudly say we are 100% locally sourced. No other grocery can make this claim!

The shift towards locally produced healthy foods has increased dramatically in the last 10 years and many New England towns host weekly farmers' markets to meet this demand. The town of Franklin joins other country-wide marketplaces that offer consumers a limited outdoor, seasonal shopping experience to purchase locally raised, grown, and produced foods. Fresh Start Market as a grocery store, brings the farmer's market indoors and makes farm fresh foods available year round and offer our customers a full service deli, butcher shop, seafood monger, bakery, dairy, and grocery. We also have a dedicated prepared foods area for the busy healthy consumer on the go!

The Franklin location is ideal for Fresh Start as it is in a highly visible, high traffic plaza right on Route 140, a state road that runs through several New England towns throughout Massachusetts.

100% locally sourced - grown, raised, and produced

Fresh Start Market offers a wide variety of products, including fresh, locally raised meats including beef, poultry, pork and seafood, locally grown produce, farm-raised dairy, fresh baked breads, and refreshing beverages. Value added products from each of the New England states include seasonings and sauces, jams and jellies, baking mixes, bakery items, beverages, snacks, cheese and other healthy small-batch artisan produced foods.

Our customers are individuals and families who either maintain a clean living lifestyle or are looking to add more healthy local foods into their diet. We are driven to provide a personal connection with our community and are able to suit their individual needs, especially when it comes to food exclusions and lifestyle eating requirements like gluten free, vegan, paleo, keto and others.

Covid-19 guideline requirements and how we expect to provide

In March of 2020, the newly discovered Corona virus changed the way we shop and buy food. It quickly became clear that we are facing a national food shortage. Food production in many markets ceased for weeks and we are expected to see a return of lack of fresh foods in the coming months as seasons change. Manufacturing shut down leaving many production facilities unable to fulfill the food industry demand. Every local grocery store continues to feel the loss. Luckily we are deemed an "Essential" business during these "uncertain times" and even as a new business, we are in the unique position to do very well from the beginning.

Big Box Chains are not in a position to mass buy local products despite claiming they source locally. These stores work with a few very select local farms, and only if they're able to meet demand. Most small family-owned farms are unable to compete with factory farms. Big Box Chains are still unable to replenish inventory levels and are losing customers quickly to local farm stands. Customers are buying more local healthy products and they struggled to meet expectations. When Covid hit, they were unprepared and could only offer empty shelves to customers. No longer were people waiting in deli lines, self-serving at the bakery, or purchasing fresh meat. Customer interactions became non-existent and purchasing quickly changed to contactless interaction as packaged retail became the purchase of choice. Many consumers switched to home delivery and curbside pickup.

Small local farm stands, however, experienced just the opposite. Farm stands are sustainable and offer home delivery to its customers. When Big Box Chains failed to maintain inventory, farm stands were fully stocked with their own grown and raised items. Never did they experience a food shortage. Food distributors quickly switched to ensuring that its local Mom and Pop independent stores had the products they needed to get products out to customers. Most food distributors intentionally cut off food supplies to Big Box Chains and took great care of their local farm stands, small delis and butcher shops, and local corner grocery stores. Many saw sales increase a thousand fold!

Personal connections to our food

Unlike Big Box Chains we have the personal relationships with the small local farmers. We've spent the last 6 years getting to know hundreds of local farmers and artisans personally, meeting and speaking with them at local farmers markets and food shows. When I reached out to let them know Fresh Start Market now has a permanent home, the response was overwhelming. Every farmer and artisan was excited and willing to help us open the market. We are able to work directly with small family farms and artisan producers to provide our community with fresh meats and produce year round.

We have a combined total of over 70 years experience in the food industry. We were able to own our own food distribution company which allowed us to build rapport with the local artisans often being sought out to work with them to get their products into grocery stores, owning the restaurant where we met so many years ago, to managing departments in a local small grocery store.

Blessed to be a part of the local New England food community

We were fortunate to come into the location with most of the equipment necessary and have been fortunate to have the community help when we are needing specific items. With the help of many vendors who share our vision, we were able to obtain most of the necessary essential equipment, valued at over $285,000 completely note free, and we were able to outfit the store quite economically.

The capital I raise will allow me to complete the build out for the store and purchase the last few key pieces of equipment that we feel will set us apart from traditional grocery stores, obtain our licensing and permits, insurance and fees, utilities, inventory and payroll.

We are blessed to be very involved in our local community and have joined the Franklin Downtown Partnership which allows us to have a voice in our community. The town of Franklin through the #shopFranklin group is very supportive of local businesses. We were asked to participate in not only the Downtown Partnership, but to also be involved in the "Franklin First" gift card program specifically to support Franklin businesses as well as the "Keep it Local Franklin" initiative where patrons are keeping local dollars invested in local businesses.

We hope you will join us in our vision and help make Fresh Start Market a stronghold in the New England grocery market. So many local farmers and artisans are counting on your support!

Thank you,

Bonnie and Mark Corso

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Buildout $10,000
Equipment $5,000
Operating Capital $32,000
Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,700,000	$1,870,000	$2,057,000	$2,262,700	$2,375,835
Cost of Goods Sold	$1,139,000	$1,252,900	$1,378,190	$1,516,009	$1,591,809
Gross Profit	$561,000	$617,100	$678,810	$746,691	$784,026

EXPENSES

Rent	$10,000	$10,250	$10,506	$10,768	$11,037
Utilities	$36,000	$36,900	$37,822	$38,767	$39,736
Salaries	$124,800	$137,280	$151,008	$166,108	$174,413
Insurance	$15,000	$18,450	$18,911	$19,383	$19,867
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Office / Admin	$2,000	$6,150	$6,303	$6,460	$6,621
Advertising	$6,000	$0	$0	$0	$0
Manager Salary	$51,960	$53,259	$54,590	$55,954	$57,352
Operating Profit	$309,240	$348,661	$393,367	$442,791	$468,379

This information is provided by Fresh Start Market. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
2020 Balance Sheet
Investment Round Status

$50,000

TARGET

$150,000

MAXIMUM

This investment round closes on February 3, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Fresh Start Market
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 0.6%-1.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
No operating history

Fresh Start Market was established in July, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Fresh Start Market's fundraising. However, Fresh Start Market may require additional funds from alternate sources at a later date.

Forecasted milestones

Fresh Start Market forecasts the following milestones:

Secured lease in Franklin, MA in July, 2020. Completed.

Hire for the following positions by November, 2020: Manager, Cashier, Cashier

Achieve [$X] revenue per year by 2021.

Achieve [$Y] profit per year by 2023.

Financial liquidity

Fresh Start Market has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Fresh Start Market expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Fresh Start Market to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Fresh Start Market competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Fresh Start Market's core business or the inability to compete successfully against the with other competitors could negatively affect Fresh Start Market's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Fresh Start Market's management or vote on and/or influence any managerial decisions regarding Fresh Start Market. Furthermore, if the founders or other key personnel of Fresh Start Market were to leave Fresh Start Market or become unable to work, Fresh Start Market (and your investment) could suffer substantially.

COVID-19 Impact

The ongoing COVID-19 pandemic is not expected to impact the Company's ability to generate revenue and/or continue operations. We are deemed an "Essential business" and we are able to work directly with local farms to ensure we are able to obtain food and continue operations.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limited Operating History

Fresh Start Market is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

The Company Might Need More Capital

Fresh Start Market might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Fresh Start Market is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Limited Services

Fresh Start Market operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Fresh Start Market and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Fresh Start Market is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Fresh Start Market

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Fresh Start Market's financial performance or ability to continue to operate. In the event Fresh Start Market ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Fresh Start Market nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Fresh Start Market will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Fresh Start Market is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Fresh Start Market will carry some insurance, Fresh Start Market may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Fresh Start Market could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Fresh Start Market's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Fresh Start Market's management will coincide: you both want Fresh Start Market to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Fresh Start Market to act conservative to make sure they are best equipped to repay the Note obligations, while Fresh Start Market might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Fresh Start Market needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Fresh Start Market or management), which is responsible for monitoring Fresh Start Market's compliance with the law. Fresh Start Market will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Fresh Start Market is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Fresh Start Market fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Fresh Start Market, and the revenue of Fresh Start Market can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Fresh Start Market to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Fresh Start Market. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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